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Exhibit (a)(1)(M)

IMMEDIATE ATTENTION REQUIRED

November 8, 2011

Re: Change to the Terms of the Tender Offer for Shares of Gleacher & Company, Inc.

This letter provides important information concerning the change in the offered prices of the tender offer for shares of common stock of Gleacher & Company, Inc. (the "Company"), $0.01 par value per share (the "shares"), held in the legacy Gleacher & Company, Inc. stock fund (the "Legacy Fund") in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan (the "Plan"), the extension of the expiration date of the tender offer, the decrease in the maximum number of shares to be purchased by Gleacher and provides details regarding instructing Reliance Trust Company ("Trustee") through Standard Retirement Services (the "Tabulation Agent") with respect to this tender offer.

Summary of Significant Developments

1.
The expiration of the Company's offer to purchase shares for prices not greater than $1.55 nor less than $1.30 per share (the "Offer") has been extended until 12:00 midnight on November 22, 2011.

2.
The range of prices for the Offer has been changed to a purchase price not greater than $1.35 and not less than $1.25 per share.

3.
The maximum number of shares to be purchased by the Company through the Offer has been decreased from 10 million shares to 6 million shares.

4.
As described in the previous letter to applicable participants in the Plan, the deadline for directions to be received by the Tabulation Agent is three business days before the expiration of the Offer. The Tabulation Agent will honor the final Direction Form received from a participant, which will be deemed to supersede any previously received Direction Form for the Offer. A new Direction Form is included in this mailing. Even if you have already submitted a Direction Form with respect to this Offer YOU MUST DELIVER A NEW DIRECTION FORM TO THE TABULATION AGENT IF YOU WISH TO DIRECT THE TRUSTEE WITH RESPECT TO THE AMENDED OFFER.

5.
For purposes of the final tabulation, the Trustee will apply your instructions to the number of shares in the Legacy Fund attributable to your account as of the expiration of the Offer.

6.
In the previously-distributed letter, the section entitled LIMITATIONS ON FOLLOWING YOUR DIRECTION references an Offer price range of $1.30 to $1.55. Please note that with the change in price selections available through the amended Offer, the Trustee's determination of adequate consideration will be based on the amended Offer price range of $1.25 to $1.35.

7.
The Offer may be further extended. You may call MacKenzie Partners, Inc., the Information Agent, toll free at (800) 322-2885 to obtain updated information on expiration dates, deadlines and Legacy Fund freezes.

            All other procedures for instructing the Trustee through the Tabulation Agent with respect to the Offer remain the same as described in the letter to Plan participants dated September 14, 2011. The Company's Offer to Purchase dated September 14, 2011, which was previously distributed to you, and the Company's Supplement to the Offer to Purchase, dated November 8, 2011, which is enclosed herewith, both of which can be accessed at www.sec.gov, contain important information concerning the Offer. Please read all Offer materials carefully. If you require additional information concerning the procedure to tender shares credited to your individual account, please call the Tabulation Agent at (800) 858-5420.

            If you have additional questions concerning the terms and conditions of the tender offer, can call MacKenzie Partners, Inc., the Information Agent, toll free at (800) 322-2885.

                      Sincerely,

                      Standard Retirement Services

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  Exhibit (a)(1)(M)
IMMEDIATE ATTENTION REQUIRED